SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Environmental Remediation Holding Corporation
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

29406V100
(CUSIP Number)

William B. Masters
Jones, Walker, Waechter,
Poitevent, Carrere & Denegre, L.L.P.
201 St. Charles Avenue, Floor 51
New Orleans, LA 70170
(504) 582-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29406V100

    1)     Names of Reporting Persons                                                    Talisman Capital Opportunity Fund Ltd.
              I.R.S. Identification Nos. of Above Persons (entities only)

    2)     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)     .......................................................................................................                _____

            (b)     .......................................................................................................                _____

    3) SEC Use Only     .........................................................................................

    4) Source of Funds (See Instructions)     ...........................................................                 N/A

    5) Check if Disclosure of Legal Proceedings is Required Pursuant
           to Items 2(d) or 2(e)     ................................................................................              _____

    6) Citizenship or Place of Organization                                                                      British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power.....................................	0
	(8) Shared Voting Power.................................	0
	(9) Sole Dispositive Power..............................	0
	(10) Shared Dispositive Power........................	0

    11) Aggregate Amount Beneficially Owned by Each Reporting Person ..............                 0

    12) Check if the Aggregate Amount in Row 11
           Excludes Certain Shares (See Instructions).................................................             _____

    13) Percent of Class Represented by Amount in Row 11 .................................                 0

    14) Type of Reporting Person (See Instructions) .............................................                CO

CUSIP No. 29406V100

    1) Names of Reporting Persons .............................................TC Hydro Carbon Inc.
         I.R.S. Identification Nos. of Above Persons (entities only)

    2) Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      .......................................................................................................                _____

        (b)      .......................................................................................................                _____

    3) SEC Use Only..........................................................................................

    4) Source of Funds (See Instructions) ...........................................................                   N/A

    5) Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e) ................................................................................                 _____

    6) Citizenship or Place of Organization                                                                          Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power.....................................	0
	(8) Shared Voting Power.................................	0
	(9) Sole Dispositive Power..............................	0
	(10) Shared Dispositive Power........................	0

    11) Aggregate Amount Beneficially Owned by Each Reporting Person ...........        0

    12) Check if the Aggregate Amount in Row 11
           Excludes Certain Shares (See Instructions) ...............................................    _____

    13) Percent of Class Represented by Amount in Row 11 ................................        0

    14) Type of Reporting Person (See Instructions) .............................................      CO

CUSIP No. 29406V100

    1) Names of Reporting Persons .............................................Talisman Capital Inc. (1)
         I.R.S. Identification Nos. of Above Persons (entities only)

    2) Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      .......................................................................................................                _____

        (b)       ......................................................................................................                 _____

    3) SEC Use Only..........................................................................................

    4) Source of Funds (See Instructions) ...........................................................                   N/A

    5) Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)..................................................................................                _____

    6) Citizenship or Place of Organization ............................................................             Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power.....................................	0
	(8) Shared Voting Power.................................	0
	(9) Sole Dispositive Power..............................	0
	(10) Shared Dispositive Power........................	0

   11) Aggregate Amount Beneficially Owned by Each Reporting Person .............        0

    12) Check if the Aggregate Amount in Row 11
           Excludes Certain Shares (See Instructions).................................................     _____

    13) Percent of Class Represented by Amount in Row 11..................................        0

    14) Type of Reporting Person (See Instructions)...............................................      CO

CUSIP No. 29406V100

    1) Names of Reporting Persons                                                                      Geoffrey Tirman(2)
         I.R.S. Identification Nos. of Above Persons (entities only)

    2) Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      .......................................................................................................                 _____

        (b)      .......................................................................................................                 _____

    3) SEC Use Only      .....................................................................................

    4) Source of Funds (See Instructions)       ......................................................                 N/A

    5) Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)      ............................................................................                 _____

    6) Citizenship or Place of Organization - United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power........................................	0
	(8) Shared Voting Power....................................	0
	(9) Sole Dispositive Power.................................	0
	(10) Shared Dispositive Power...........................	0

    11) Aggregate Amount Beneficially Owned by Each Reporting Person..........................           0

    12) Check if the Aggregate Amount in Row (11)
           Excludes Certain Shares (See Instructions)..............................................................       _____

    13) Percent of Class Represented by Amount in Row 11...............................................          0

    14) Type of Reporting Person (See Instructions)...........................................................          IN

    (1) Formerly known as Talisman Capital Opportunity Inc., reporting solely in its capacity as the investment manager of Talisman.

    (2) Solely in his capacity as the sole stockholder of Talisman Capital Inc.

Amendment No. 2 to Statement on Schedule 13D

    Reference is made to the initial statement on Schedule 13D (the "Statement") filed by Talisman Capital Opportunity Fund Ltd., a corporation formed under the laws of the British Virgin Islands ("Talisman"), Talisman Capital Inc. (formerly known as Talisman Capital Opportunity Inc.), a Delaware corporation ("Talisman Capital"), and Geoffrey Tirman ("Tirman") as relating to shares of common stock, par value $0.0001 per share (the "Common Stock"), of Environmental Remediation Holding Corporation, a Colorado corporation (the "Issuer") as filed with the Securities and Exchange Commission on April 9, 1999, as amended by Amendment No. 1, filed by Talisman, Talisman Capital, Tirman and TC Hydro Carbon, Inc., a Delaware corporation, with the Securities and Exchange Commission on August 17, 1999 (as amended, the "Statement"). The Statement is hereby amended and supplemented as follows:

    Item 4. Purpose of Transaction.

    Item 4 is hereby supplemented and amended in its entirety to read as follows:

    The Reporting Persons acquired the securities covered by this Statement for investment purposes and in so doing acquired a controlling interest in the Issuer.

    When the securities covered by this Statement were acquired the Reporting Persons did not presently intend to sell any shares of Common Stock they owned, although, depending on market conditions or results of operations of the Issuer, such intention was subject to change. Based on recent market conditions and operations of the Issuer the Reporting Persons elected to dispose of all of their beneficial interests in shares of Common Stock in a privately negotiated transaction to third parties.

    Item 5. Interest in Securities of the Issuer.

    Item 5 is hereby supplemented and amended in its entirety to read as follows:

    None of the Reporting Persons beneficially owns any shares of Common Stock.

    Following is a list of the transactions by the Reporting Persons in Common Stock within the past sixty days:

Date	Transaction	No. of Shares	Price/Share
2/15/2001	Sale	382,789,385	$0.00196

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5,  2001                                                        TALISMAN CAPITAL OPPORTUNITY
                                                                                                           FUND LTD.

                                                                                          By:     TALISMAN CAPITAL INC.

                                                                                                      By:      /s/ Geoffrey Tirman
                                                                                                                  Geoffrey Tirman
                                                                                                              Chief Executive Officer

                                                                                          TC HYDRO CARBON INC.

                                                                                          By:          /s/ Geoffrey Tirman
                                                                                                           Geoffrey Tirman
                                                                                                           Chief Executive Officer

                                                                                          TALISMAN CAPITAL INC.

                                                                                          By:         /s/ Geoffrey Tirman
                                                                                                            Geoffrey Tirman
                                                                                                      Chief Executive Officer

                                                                                                       /s/ Geoffrey Tirman
                                                                                                      GEOFFREY TIRMAN